QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road
Pudong District, Shanghai 201203, People's Republic of China
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.
By:	/s/ LILY DONG
	Name:	Lily Dong
	Title:	Chief Financial Officer

Date: November 25, 2013

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of RDA Microelectronics, Inc. to be held on December 27, 2013 and the Proxy Statement related thereto, with attached annexes.

QuickLinks

SIGNATURES
EXHIBIT INDEX